UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

14 March 2018
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: CRH plc 2017 Final Dividend Scrip Alternative

14th March 2018

CRH plc
2017 Final Dividend Scrip Alternative

CRH plc announces that the price of a New Share in respect of the 2017 Final Dividend Scrip Alternative will be €27.47. The entitlement will be one New Share for every 70.363730 shares held where dividend withholding tax applies and for every 56.290984 shares held where dividend withholding tax does not apply. Scrip Election and Mandate forms or Notices of Entitlement will be posted to shareholders on 28th March 2018.

Enquiries:

Neil Colgan
Company Secretary
Tel: 00 3531 6344 340

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 14 March 2018
By:___/s/Neil Colgan___
N.Colgan
Company Secretary